CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 10, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund II (the "Trust")
                          File Nos. 811-21944 and 333-143964
               -------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 25, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust International IPO ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - COVER PAGE

      The narrative on the Cover Page that starts with the third sentence of the second paragraph is neither required nor permitted in Form N-1A. Consider removing the second and third sentence of the second paragraph on the Cover Page.

RESPONSE TO COMMENT 1

      This disclosure has not been removed from the Cover Page because the exemptive relief on which the Trust relies (Investment Company Act Release Nos. 20751 (August 25, 2005) (notice) and 27068 (September 20, 2005) (order))
requires this disclosure.


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Karen Rossotto
October 10, 2014
Page 2




COMMENT 2 - ANNUAL FUND OPERATING EXPENSES

      Footnote 1 to the Annual Fund Operating Expenses Table discloses that the Fund has adopted a 12b-1 plan that will not require the Fund to pay 12b-1 fees for a certain period of time. Confirm that the Fund will not pay 12b-1 fees for at least one year from the date of this prospectus.

RESPONSE TO COMMENT 2

      It is confirmed that the Fund will not pay 12b-1 fees for at least one year from the date of this prospectus.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The third sentence of the second paragraph in this section states that "the Index utilizes a 10% capping on all constituents and includes the 50 largest, typically best performing and most liquid initial public offerings ("IPOs") of companies domiciled outside the United States in the IPOX(R) Global Composite Index." Provide a "plain English" explanation of the capping mechanism as applied to the largest constituents.

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The third sentence of the second paragraph in this section mentions that the Index includes the "most liquid" IPOs. How does the Index Provider determine which IPOs are most liquid. Explain how components are handled when they are no longer deemed to be liquid and the mechanism by which such components are removed from the Index.

RESPONSE TO COMMENT 4

      Liquidity is determined by calculating the average and median equity turnover in U.S. dollars of a respective stock over a 21-trading-day rolling window after its IPO. To eliminate the influence of the first trading day, which typically captures abnormal equity turnover in an IPO, the Index Provider starts its calculations on the second trading day of the IPO. Companies will be eligible for consideration if the average and median 21-trading-day equity turnover exceeds $4 million. Should this value decline substantially over time,


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Karen Rossotto
October 10, 2014
Page 3




an Index constituent may be subject to removal at the next quarterly rebalancing. The disclosure has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The third sentence of the second paragraph states that the Index includes securities of companies domiciled outside of the United States. Describe the criteria used in determining the country in which a company is domiciled. Are there any countries that are "overly represented" in the Index? Will the Index focus on any specific countries? Will the Index have representation from emerging market countries? Provide the appropriate disclosure.

RESPONSE TO COMMENT 5

      The criteria is based on the legal domicile of a company. This information is publicly available and processed by the Index Provider using Bloomberg and Datastream. If Bloomberg and Datastream provide contradictory information, the Index Provider manually verifies publicly available documents. The Index does not seek to limit the influence of any country or region through the application of capping restrictions; as such, it is possible from time to time that the Index will have emerging markets exposure or may be concentrated in certain regions.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide the general market capitalization ranges for securities included in the Index.

RESPONSE TO COMMENT 6

      The disclosure has been revised in accordance with this comment.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The fourth sentence of the second paragraph of this section states that an IPO is a public offering in which the shares of stock in a company are sold to the general public for the first time, "usually on an exchange." Confirm that the language implying that securities involved in an IPO can be sold off of an exchange is appropriate. Clarify the disclosure as appropriate.


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Karen Rossotto
October 10, 2014
Page 4




RESPONSE TO COMMENT 7

      The Index captures only constituents that trade publicly on an accessible global stock exchange. The disclosure has been revised accordingly.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      To the extent that the Index or Fund has any concentration in a sector or industry, provide the appropriate disclosures in the Principal Investment Strategies and Principal Risks sections.

RESPONSE TO COMMENT 8

      Due to the nature of the Index's focus on IPOs, the Index Provider is unable to predict the sector(s) or industry(ies) of concentration of the Index. The disclosure will reflect that the Fund will be concentrated in a sector or industry to the extent that the Index is so concentrated.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The penultimate sentence of paragraph two states that "eligible constituents are added on the sixth day of trading and remain eligible to be included in the Index for approximately four years." Describe the mechanism for how the Index is rebalanced on the sixth day of trading. Also, provide an explanation for why the Index Provider believes that a security that has been trading for four years can be appropriately included in an IPO index fund. Will the Fund utilize sampling or will it hold securities in the same weights as those of the Index?

RESPONSE TO COMMENT 9

      Eligible constituents are added to the IPOX(R) Global Composite Index (the "Base Index") on the sixth day of trading. The Index and Fund portfolio are rebalanced quarterly based on the Base Index at that time. The disclosure has been revised accordingly.

      The Index Provider believes, based on empirical evidence concerning short-run over-performance and a large dispersion of equally-weighted IPO returns up to approximately four years in aftermarket trading, that four years is an appropriate length of time for securities to remain in an IPO index.


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Karen Rossotto
October 10, 2014
Page 5




COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Provide explicit disclosure that securities will not be added to the Index until they have traded for six days and that investors will not have access to the gains derived from the initial run-up in the IPO's price.

RESPONSE TO COMMENT 10

      The disclosure has been revised in accordance with this comment.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      To the extent that emerging markets will be a part of the Fund's principal investment strategy, provide the appropriate disclosure in both the Principal Investment Strategies and Principal Risks sections.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL RISKS

      To the extent the Fund anticipates periods of high turnover, provide appropriate risk disclosure.

RESPONSE TO COMMENT 12

      The disclosure has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL RISKS

      With respect to the Depositary Receipts Risk, provide the appropriate risk disclosure if the Fund anticipates investing in unsponsored depositary receipts.

RESPONSE TO COMMENT 13

      The Fund does not anticipate investing in unsponsored depositary receipts.


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Karen Rossotto
October 10, 2014
Page 6




COMMENT 14 - PRINCIPAL RISKS

      To the extent that the Fund anticipates that financial companies will be a part of the Fund's principal investment strategy, provide the appropriate disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 14

      The disclosure has been revised in accordance with this comment.

COMMENT 15 - PRINCIPAL RISKS

      To the extent there might be liquidity concerns for the securities comprising the Index, include appropriate risk disclosure in the "IPO Risks" under the Principal Risks section.

RESPONSE TO COMMENT 15

      The Index Provider rebalances the Index quarterly and consequently does not anticipate liquidity concerns.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND
             STRATEGIES

      If derivatives are used by the Fund, particularly with respect to the 90% of the securities that comprise the Index, disclose that such derivatives will be valued according to their market value and not their notional value.

RESPONSE TO COMMENT 16

      Derivatives will not be used by the Fund to meet the 90% test of investment in securities that comprise the Index.

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND
             STRATEGIES

      The final sentence of the second paragraph states the Fund may sell securities that are represented in the Index in anticipation of their removal


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Karen Rossotto
October 10, 2014
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from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index. Provide an explanation for how this will work.

RESPONSE TO COMMENT 17

      The Fund may sell securities that are represented in the Index primarily for tax purposes. For example, the Fund may sell the security of a company that is going to be acquired/merged, which if held by the Fund would result in a capital gain. Also, such a corporate event would result in the security being removed from the Index. The fund will not purchase securities not represented in the Index in anticipation of their addition to the Index. The disclosure has been revised accordingly.

COMMENT 18 - FUND INVESTMENTS AND PRINCIPAL RISKS

      To the extent that the Fund invests in a particular asset class as a part of its principal investment strategy, provide the appropriate related risk disclosure.

RESPONSE TO COMMENT 18

      The disclosure has been revised in accordance with this comment.

COMMENT 19 - MANAGEMENT OF THE FUND

      Because there is no one individual primarily responsible for the portfolio management decisions of the Fund, provide disclosure that the Investment Committee members are jointly and primarily responsible for the day-to-day management of the Fund. See Item 5, Instruction 2 of Form N-1A.

RESPONSE TO COMMENT 19

      The disclosure has been revised in accordance with this comment.

COMMENT 20 - INDEX INFORMATION

      The final sentence of the first paragraph states, "The IPOX Global Composite currently captures _____ companies with $__ trillion market cap, $__ float and a daily average equity turnover of approximately $__billion." Confirm that this language is correct.


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Karen Rossotto
October 10, 2014
Page 8




RESPONSE TO COMMENT 20

         The disclosure has been revised in accordance with this comment.

COMMENT 21 - INDEX INFORMATION

      The second paragraph of this section indicates that the Index is constructed and managed to provide a broad and objective view of global aftermarket performance of IPOs and spin-offs in all world countries. Since spin-offs may not be IPOs, explain why they may be included in an IPO index.

RESPONSE TO COMMENT 21

      The Index Provider has included spin-offs in the Index because spin-offs share similar statistical properties with IPOs, such as a lack of historical price information, potentially implying a high uncertainty over a company's true value when "going public."

      From an Index construction point of view, spin-offs are typically large-cap companies with sustainable underlying businesses that add a large-cap tilt, dividends and substantial equity turnover to the portfolio. They have typically demonstrated corporate performance trends after the "going public" event similar to IPOs.

COMMENT 22 - INDEX INFORMATION

      The first sentence of the fourth paragraph states that the Index provides "average, rather than median, exposure" to the performance of non-U.S. IPOs. Describe the significance of this distinction.

RESPONSE TO COMMENT 22

      The Index seeks to address the skewing related to the average performance of global IPOs, whereby the positive aftermarket return of an equally-weighted sample as a whole is driven by a limited number of companies that substantially outperform expectations. The Index seeks to take advantage of this higher average through an applied market-cap weighted methodology.


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Karen Rossotto
October 10, 2014
Page 9




COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION - GENERAL DESCRIPTION OF
             HEDGING STRATEGIES

      The final sentence of the first paragraph states that Futures are not a part of the principal investment strategy of the Fund. Explain whether this means that the use of other derivatives is part of the principal investment strategy of the Fund.

RESPONSE TO COMMENT 23

      The disclosure has been revised in accordance with this comment.

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT RISKS

      Confirm whether the risk disclosure language pertaining to Financials Concentration Risk is applicable.

RESPONSE TO COMMENT 24

      The disclosure has been revised in accordance with this comment.

COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION - ADDITIONAL RISKS OF INVESTING
             IN THE FUND

      Provide an explanation for why some of the risks included in the "Additional Risks of Investing in the Fund" section of the statement of additional information do not necessarily match the risks provided in the prospectus. Reconcile these differences. Specifically, distinguish between the risks that are principal risks and those that are other risks of investing in the Fund.

RESPONSE TO COMMENT 25

      The disclosure has been revised in accordance with this comment.

                                     * * *


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Karen Rossotto
October 10, 2014
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TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                               Sincerely yours,

                                               CHAPMAN AND CUTLER LLP



                                               By: /s/ Morrison C. Warren
                                                   ----------------------------
                                                       Morrison C. Warren